Pivotal Acquisition Corp.

c/o Graubard Miller

405 Lexington Avenue

New York, New York 10124

September 26, 2019

VIA EDGAR

Ms. Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pivotal Acquisition Corp. (the “Company”)
Registration Statement on Form S-4 originally filed June 21, 2019
(File No. 333-232238) ( the “Registration Statement”)

Dear Ms. Jacobs:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 P.M., Monday, September 30, 2019, or as soon thereafter as practicable.

Very truly yours,

PIVOTAL ACQUISITION CORP.

By:	/s/ Jonathan J. Ledecky
Jonathan J. Ledecky
Chief Executive Officer